October 26, 2016

Ms. Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	STG Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 001-36149
Comment Letter dated September 27, 2016

Dear Ms. Thompson:

On behalf of STG Group, Inc., a Delaware corporation (the “Company”) we are pleased to respond to the Commission’s questions transmitted to the Company on September 27, 2016. The Company (formerly known as Global Defense & National Security Systems, Inc. or “GDEF”), a former special purpose acquisition company focused on the U.S. defense and national security sector, successfully completed after the close of business November 23, 2015 the Business Combination (“Business Combination”) with STG Group, Inc. (“STG” or the “Predecessor”), a provider of cyber, software and intelligence solutions to the U.S. government. The purchase price consisted of: (a) $68 million paid in cash and $3.9 million of an estimated net working capital adjustment and other purchase price adjustments paid in cash (“Cash Consideration”); (b) 8,578,199 new shares of Company common stock, 445,161 shares that were forfeited to us by Global Defense & National Security Holdings, LLC, our Sponsor (the “Sponsor”), and reissued to the STG Stockholders, and an additional 35,000 shares that were transferred by our Sponsor to the STG Stockholders, valued at a price of approximately $8.50 per share (“Stock Consideration”); and (c) $5.6 million worth of stock at approximately $8.50 per share (658,513 “Conversion Shares”) in a private placement which were eligible for a 1.0 to 1.06 stock dividend for an additional 621,238 shares. The Company funded a majority of the purchase price through new debt financing. At the closing of the Business Combination, the Company changed its name to “STG Group, Inc.”

In connection with the closing of the Business Combination, the Predecessor changed its name to “STG Group Holdings, Inc.” Unless the context otherwise requires, the “Company”, “we,” “us,” and “our” refers to STG Group, Inc.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses.

1.	Comment: In future filings, please separate your funded and unfunded backlog figures in the table. We do note 2015’s unfunded/funded backlog disclosures on page 5, 12, and 15.

Response: The Company will provide separate disclosure of unfunded and funded backlog in the table in future filings that disclose backlog.

2.	Comment: We note from your merger disclosures that you identified Global Defense & National Security Systems, Inc., a former special purpose acquisition company shell as the accounting acquirer and STG Group as the accounting acquiree and predecessor. You disclose that this determination was based on an evaluation of the facts, including the relative voting rights of the stockholders in the entity after the transaction, the composition of the Board of Directors and senior management and the cash that was transferred to the former shareholders of STG Group. We note that the former shareholders of STG Group hold a majority of the outstanding shares of the combined company and that the senior management of the combined company at closing appeared to be primarily composed of the former management of STG Group, while the Board of Directors was composed of members who appear to be primarily associated with the former shell.

We would normally consider a transaction between a private operating company and a shell company to be a capital transaction in substance, rather than business combination, which would be recorded as a reverse recapitalization recorded at historical carrying values with no goodwill or intangible assets recognized. Please explain to us in detail how you determined that the former shell company was the accounting acquirer and that a step up in the basis of STG Group in connection with this transaction was appropriate. Please see the guidance in ASC 805-10-25-5.

Response: The Company respectfully advises the Staff that GDEF, a special purpose acquisition company (SPAC), is not a shell company, since it had engaged in significant pre-business combination activities to conduct its investment strategy. Since its inception, management screened and sourced more than 75 potential targets, more than 50 companies were actively interviewed and researched, and 12 companies executed non-disclosure agreements with GDEF to pursue a potential acquisition.

The STG transaction is the result of the continued activities of GDEF to find a suitable acquisition target. The transaction meets the definition of a business combination thus the accounting acquirer would be the entity that obtains control of the merged business.

The Company also advises the Staff that we considered the guidance in ASC 805-10-25-5 which states that General Subsections of Subtopic 810-10 related to determining the existence of a controlling financial interest shall be used to identify the acquirer—the entity that obtains control of the acquiree. ASC 810-10 contains guidance on the concept of control that should be applied in determining if one entity has obtained control of another entity and, thus, consummated a business combination.

The general guidance in ASC 810-10 states that the usual condition for a controlling interest is the ownership of a majority voting interest in an entity. Therefore, as a general rule, ownership by one entity, directly or indirectly, of over 50% of the outstanding voting shares of another entity is a condition indicating control and, in a business combination, towards the identity of the accounting acquirer. However, ownership of more than 50% of the voting rights in the combined entity should not be considered a presumptive factor in determining the accounting acquirer. If the determination of the acquiring entity (the controlling entity) is not clearly indicated (i.e., the acquirer is not “obvious”) then the guidance in ASC 805-10-55-11 through 55-15 must be considered in order to determine the accounting acquirer.

The guidance in ASC 805 states that if an acquirer cannot be identified based solely on the outstanding voting interests, the guidance in ASC 805-10-55-11 through 55-13 is considered in determining the acquirer. The FASB did not provide a hierarchy to explain how to assess factors that influence the identification of the acquirer in a business combination, effectively concluding that no single criterion is more significant than any other.

Therefore, the determination of the accounting acquirer will require the exercise of professional judgment based on an evaluation of all factors in the aggregate. Our conclusion that the Company is the accounting acquirer is based upon not just one of the factors evaluated but on the totality of the factors below.

•	Transfer of cash
•	Exchange of equity interest
•	Relative voting rights
•	Existence of a large minority voting interest
•	Composition of the governing body
•	Composition of senior management
•	The terms of the exchange of equity interests

Transfer of Cash - ASC 805-10- 55-11 states that in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. The Company transferred over $68 million dollars in cash to STG shareholders, consisting of five trusts beneficially owned by Simon Lee and his daughter Julie Lee (the “Sellers” or the “STG Stockholders”), to effect the acquisition. The payment of $68 million to the Sellers is a strong indicator that the Company was the accounting acquirer.

Exchange of equity interest - ASC 805-10-55-12 provides that in a business combination involving the exchange of equity interests all pertinent facts and circumstances should be considered. In particular, consideration should be given to which combining company’s shareholders obtain, in the aggregate, a controlling interest in the combined company. For the equity component of the acquisition, the Company is the issuer of equity interests, which is indicative of the Company being the accounting acquirer.

The relative voting rights of the combined entity - The acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity taking into consideration the existence of any unusual or special voting arrangements and options, warrants and convertible securities. The Sellers received a 64.2% share ownership at closing, but less than a super-majority. From a quantitative perspective, the Sellers’ shareholdings following the consummation of the transaction may be indicative of STG being the accounting acquirer. However, the qualitative factors need to be considered with the overriding consideration being that of control of the operation of the business. As described further in Annex A, the rights of majority stockholders in the Company are largely protective rights, not participating/decision-making rights. The voting and governance structure as shown in Appendix B mitigates or eliminates any control that could be exerted by the Sellers’ shareholdings, which we believe supports the conclusion that the Company is the accounting acquirer. The business of the merged company is effectively controlled by the Board and senior management. As a result, a further analysis of factors other than shareholdings is required to determine the accounting acquirer.

The existence of a large minority voting interest - if no other group has a significant interest in the combined entity then the existence of a large minority interest may be indicative of the accounting acquirer. This is not applicable since the Sellers have a significant interest.

The composition of the governing body of the combined entity - The post-combination Board is composed of one Seller member, one Sponsor member and three independent members. The Sellers only have one seat on the Board while the remaining four Board seats are occupied by the Company’s pre combination Board members. Decisions of the Board are made by majority action. Reaching the determination that the Company was the accounting acquirer is supported by the following Board considerations:

a)	4 of the 5 directors of the Company remained in place post-closing. The overall composition of the Board, the powers exercised by the Board and the legal structure around the nomination of Board members are all factors that support the conclusion that the Company is the accounting acquirer.

b)	The (minimum) two-year process required to change the Board as a result of the classified Board structure, the terms of the Voting Agreement dated as of November 23, 2015, by and among the Company, Sponsor and the Sellers (the “Voting Agreement”), other corporate governance factors (all of which are summarized in Appendices A and B) and the composition of the Board of Directors of the combined entity is indicative of the Company being the accounting acquirer.

c)	Resolutions of Stockholders cannot be effected by written consent – resolutions must be passed at a meeting of stockholders - this prevents stockholders (e.g. both Sellers and Sponsor) from acting without calling a meeting and providing stockholders with relevant information on matters for stockholder action. This also supports our conclusion that the Company is the accounting acquirer.

The composition of the senior management of the combined entity - The post-combination management team is significantly different than the one in place at STG pre-combination. The pre-combination STG management team was appointed by Simon and Julie Lee. Mr. Lee also acted as both the pre-combination STG’s Chairman and Chief Executive Officer (“CEO”). Upon closing of the Business Combination, Simon Lee resigned his role as CEO, with a replacement CEO to be appointed by the post-closing Board. Ms. Lee remained as a consultant to the Company on a limited basis to assist with transition matters.

Paul Fernandes served as President and Chief Operating Officer of STG prior to the Business Combination, and continued to serve in that capacity immediately following the Business Combination. The Board began an immediate search for a new CEO and interviewed numerous candidates before hiring Mr. Lacombe as President and Chief Operating Officer in September 2016 as the replacement for Paul Fernandes who held the same title pre-combination.

The post-combination Company’s senior management team consists overwhelmingly of Sponsor and/or the Company selected/sourced or appointed key personnel including Chief Financial Officer Charles Cosgrove, Chief Integration Officer Dale Davis (formerly the CEO of the pre-combination Company and Gavin Long, Vice President Corporate Development, also a former pre-combination Company senior executive.

A significant restructuring of the senior management team was begun pre-combination and continued on and following closing of the Business Combination on November 23, 2015. Upon closing or soon thereafter, several members of the STG pre-combination senior management team departed.

Post- closing, additional management employees were notified that they would be leaving and undertook transition periods to allow minimal disruption on the operations of the Company. (See list in Appendix C of Senior Management Hirings and Departures.) We believe the senior management team composition post-combination also supports the conclusion that the Company was the accounting acquirer.

The terms of the exchange of equity interests - The acquirer is usually the entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity. The Company paid a premium above fair value of STG’s net assets. The premium relates to STG’s intangible assets including trade name, customer relationships, assembled workforce, and goodwill which intangibles totaled $153 million and supports the conclusion of the Company as the accounting acquirer.

We have considered all of the above factors and concluded that the preponderance of evidence supports the determination that the Company is the accounting acquirer in this transaction.

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the filing of Form 10-K for the fiscal year ended December 31, 2015 filed on March 30, 2016 the undersigned acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We hope the foregoing has been responsive to the Staff’s comments. We would be pleased to answer any questions you may have with regard to the Company’s response to the Staff Letter. Please direct any such questions to the undersigned by telephone at (703) 691-2480 Ext. 1104, or by email at chuck.cosgrove@stg.com.

Thank you for your assistance.

Sincerely,

/s/ Charles L. Cosgrove

Charles L. Cosgrove

Senior Vice President Chief Financial Officer

Attachments:

Appendix A- Corporate Governance and Stockholder Rights

Appendix B- Board of Directors and Board Governance

Appendix C- Management Changes Pre/Post Acquisition

Appendix A- Corporate Governance and Stockholder Rights

a)	The Company’s certificate of incorporation does not contain any special protections for the Sellers. In fact, consistent with Delaware General Corporate Law, the Board is specifically empowered to conduct the business of the Company (together with the Company’s executive officers/management). The protective rights preserved to stockholders are limited to the matters for which stockholders are entitled to vote under Delaware law, the Company’s certificate of incorporation or bylaws, and or the Company’s NASDAQ listing requirements applicable at the time of closing. In general, these rights are “protective,” meaning the stockholders can approve or block corporate actions. Without Board approval however, the stockholders cannot generally cause the corporate actions referred to below to be effected, i.e. the business is effectively controlled by the Board. The following summarizes matters subject to stockholder approval (i.e., not Board approval).

b)	Actions Requiring Majority Board Approval and Majority Stockholder Approval:

•	Private placements where the stock issued represents 20% or more of the outstanding shares of the company (where selling price is less than the greater of book or market value;
•	Stock issuances in an acquisition where the stock issued represents 20% or more of the outstanding shares of the company;
•	Certain transactions in which there is a conflict of interest;
•	Stock issued that results in a change of control (other than in a public offering);
•	A sale of all or substantially all of the Company’s assets;
•	A merger transaction;
•	Adoption of, or a material amendment to equity compensation plan;
•	Advisory vote on executive compensation or other precatory matters;
•	Ratification of auditors.

c)	Actions Requiring Majority Board Approval and Supermajority (66 2/3%) Stockholder Approval:

•	Amendment to the certificate of incorporation.

d)	Actions Requiring Majority Board Approval and Plurality Stockholder Approval:

•	Election of directors (nominated by Board)

e)	Actions by Stockholders (Without Majority Board Action):

•	Election of Sellers and Sponsor Board representatives
•	Bylaw amendment (66 2/3% requirement).

f)	Resolutions of Stockholders:

Resolutions of Stockholders must be adopted at a meeting and cannot be effected by written consent.

All other actions fall to the Board alone, which, as stated below, is 80% of the pre-combination the Company’s Board and majority independent. Further, given the terms of the Voting Agreement which prescribe that the Board will be comprised of 5 seats, with 3 seats being allocated to the Board’s independent directors, one to the Sellers’ nominee (for as long as the Sellers own at least 5% of the Company) and one to the Sponsor’s nominee (for as long as the Sponsor owns at least 5% of the Company), the Sellers are not able to obtain majority control of the Board without the Sponsor’s consent.

Appendix A- Corporate Governance and Stockholder Rights (continued)

Separately, to the extent the Sellers wish to nominate different independent directors to those proposed by the Board, due to the staggered Board structure, replacement of the current independent Board would take at least two years, and even then would be subject to the provisions in the Voting Agreement limiting the Board to 5 members, designating one seat each for Sellers and Sponsor and providing for 3 independent directors.

Under the Company’s Bylaws, the Chairman of the Board (STG’s former Chairman) cannot call stockholder meetings without the consent of a majority of the full Board. Resolutions of Stockholders cannot be by written consent – resolutions must be passed at a meeting of stockholders - this prevents the stockholders from acting without calling a meeting.

Appendix B- Board of Directors and Board Governance

The Company has a staggered Board structure – the Company’s Certificate of Incorporation at closing provided for the classification of the Board of Directors into 3 classes, whereby three classes of directors each serve for three year staggered terms of office with the initial classes serving terms ending with the annual meetings in 2016, 2017, and 2018 respectively. The independent directors are in Class I and II.

Directors are elected by plurality voting. That means, absent a contested election (e.g., a proxy contest), one stockholder’s vote will be sufficient to ensure the appointment of a given director nominee. Moreover, absent a proxy contest, only the Board of Directors (by majority vote) has the right to nominate the three independent director candidates. The Sellers, with only one Board seat, therefore have little direct control over the composition of the Board other than the one director the Sellers are entitled to appoint pursuant to the Voting Agreement.

The Company’s business and strategic plans are determined by the Board in conjunction with the executive management of the business. Compensation decisions with respect to the executive officers of the Company, together with the design and implementation of the Company incentive/equity plans are subject to approval by an independent committee of the Board. Decisions on equity allotments to individual members of the executive management of the business are also made by an independent committee of the Board.

Accordingly, the current Board composition and the (minimum) two-year process required to change the Board and the terms of the Voting Agreement referred to above.

Appendix C - Management Changes Pre/Post Acquisition

Hired

Charles Cosgrove	Senior Vice President Chief Financial Officer recruited by the Company and hired by Predecessor pre-combination- Employment date November 6, 2015

Dale Davis	Chief Integration Officer, former CEO of the Company pre-combination- Employment date November 30, 2015

Gavin Long	Vice President Corporate Development former Officer of Company pre-combination- Employment date February 1, 2016

David Pearson	Vice President Controller- Employment Date April 13, 2016

Keith Yates	Vice President Financial Planning and Analysis- Employment date April 8, 2016

Joseph Nicolas	Senior Vice President- Cyber Security & Secure Information Systems Employment date May 23, 2016

Philip Lacombe	President and Chief Operating Officer- Employment date September 12, 2016

STG Employees Departed

Simon Lee	Chief Executive Officer- Termination date December 16, 2015

Julie Lee	Vice President- Termination date December 15, 2015

Dale Luddeke	Senior VP Business Development- Termination date December 31, 2015

James Olenik	Vice President -Program Office- Termination date December 1, 2015

Glenn Davis	Senior Vice President Operations- Termination date June 1, 2016

Keith Lynch	Vice President Controller- Termination date June 1, 2016

Marlene Emmons	Vice President Contracts- Termination date May 30, 2016

Maurice Guyant	Group Vice President- Termination date September 15, 2016

Paul Fernandes	President and Chief Operating Officer- Retirement announced July 7, 2016

Page 10 of 10